 Exhibit (a)(1)(C)
Offer To Purchase
All Outstanding Shares of Common Stock
of
ASSERTIO HOLDINGS, INC.
a Delaware corporation
at
$23.50 per share, payable in cash
Pursuant to the Offer to Purchase dated May 18, 2026
by
Zara Merger Sub Inc.
a wholly owned subsidiary of
Zydus Worldwide DMCC
a wholly owned subsidiary of
Zydus Lifesciences Ltd.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME,
ON JUNE 15, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED
(SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
May 18, 2026
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Zara Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zydus Worldwide DMCC, a limited liability company incorporated under the laws of the United Arab Emirates (“Parent”), and a wholly owned subsidiary of Zydus Lifesciences Ltd., an Indian corporation (“Zydus”), to act as Information Agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.0001 per share (which we refer to as the “Shares”), of Assertio Holdings, Inc., a Delaware corporation (which we refer to as “Assertio”), in exchange for $23.50 per Share, payable in cash, without interest, less deduction for applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2026 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF ASSERTIO HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase. Under no circumstances will Zydus, Parent or Purchaser pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1. The Offer to Purchase;
2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9; and
3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 p.m., Eastern Time, on June 15, 2026, unless the Offer is extended or earlier terminated.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 13, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Purchaser, Parent, Zydus Pharmaceuticals (USA), Inc., a New Jersey corporation (which we refer to herein as “Zydus USA”) (for the limited purposes set forth therein) and Assertio. The Merger Agreement provides, among other things, that, as soon as practicable following the Offer Acceptance, and in no event later than two business days following the satisfaction or waiver, as applicable, of the conditions to closing as set forth in the Merger Agreement and described in the Offer to Purchase, Purchaser will be merged with and into Assertio without a vote of the stockholders of Assertio, with Assertio continuing as the surviving corporation in the Merger and thereby becoming a wholly owned indirect subsidiary of Zydus.
For Shares to be properly tendered and accepted for purchase pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together in the case of book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by Equiniti Trust Company, LLC (the “Depository”).
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent and Equiniti Trust Company, LLC as the depository, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
Equiniti Trust Company, LLC
May 18, 2026
Nothing contained herein or in the enclosed documents shall render you the agent of Zydus, Parent, Purchaser, the Information Agent or the Depository or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
Equiniti Trust Company, LLC
1110 Centre Pointe Curve
Suite # 101
Mendota Heights, MN 55120
Stockholders may call toll free: +1 (877) 248-6417
Banks and Brokers may call collect: +1 (718) 921-8317